November 24, 2015

Karl Hiller

Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:Sanchez Production Partners LP

Form 10-K for the Fiscal Year ended December 31, 2014

Filed March 5, 2015

File No. 1-33147

Dear Mr. Hiller:

Set forth below are the responses of Sanchez Production Partners LP, a Delaware limited partnership (“SPP,” “we,”  “us,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter, dated November 10, 2015, with respect to our Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”).  The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced and emboldened herein for ease of reference.  All page numbers in our responses refer to our Form 10-K, unless otherwise indicated.

Based on our review of the Staff comment letter, and as further described herein, we believe that our Form 10-K is in substantial compliance with SEC rules and regulations and is not materially inaccurate or misleading and, therefore, believe that amending it is not necessary.  Instead, as indicated in our responses below, we respectfully propose to make appropriate clarifications or modifications to our disclosures in future filings.

We acknowledge that the Partnership is responsible for the adequacy and accuracy of the disclosure in our Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Business, page 1

Proved Oil, Natural Gas and Natural Gas Liquids Reserves, page 4

1.

You disclose that 94% of your proved undeveloped locations are “scheduled to be drilled within the next five years.” However, disclosures made pursuant to Item 1203(d) of Regulation S-K should clarify the circumstances under which reserves have remained undeveloped for five years or more since initial disclosure, based on the definitions in Rule 4-10(a)(31)(ii) of Regulation S-X. Please clarify for us the extent to which your undeveloped reserves as of December 31, 2014 were not scheduled to be developed within five years of initial disclosure of these reserves.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to the disclosure on page 4 of the Form 10-K stating “Using the SEC guidelines for estimating proved reserves, 94% of the locations are scheduled to be drilled within the next five years with the remaining small fraction of 6% being drilled in 2020 as part of a continuous capital program.”

The 6% of proved undeveloped reserves being drilled in 2020 were classified as proved undeveloped in the Partnership’s Form 10-K for the fiscal year ended December 31, 2013. The expected drilling date was extended based on the decline in natural gas prices. When using the strip prices at year ended 2014, we projected drilling of natural gas wells to begin in 2017 and span across multiple years based on the projected natural gas prices.

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November 24, 2015

The wells that we consider proved undeveloped being drilled in 2020 are a part of a multi-well drilling program that spans across multiple years based upon development plans in the area. These wells are classified as unconventional coalbed methane wells, which are shallow wells with low development costs and are best drilled in a large number on a continuous program to take advantage of economies of scale. The geology across this area remains unchanged and techniques have been proved effective by actual production from projects in the same reservoir. We have the infrastructure in place to continue development of the unconventional coalbed methane wells, including the control of acreage through our coalbed methane concession with the Osage Tribe and ownership of the significant gathering facilities required to add  a significant number of new wells. The economic viability of these wells is dependent on the price of natural gas.

We believe that the previous paragraph complies with the requirements of Item 1203(d) of Regulation S-K.  In order to better present proved undeveloped reserves scheduled to remain undeveloped for five years or more, we propose to include disclosure similar to the following in the future filing of the Partnership’s Form 10-K for the fiscal year ended December 31, 2015 (“2015 Form 10-K”) that we anticipate filing in March 2016. “The wells that we consider proved undeveloped being drilled in 2020 are a part of a multi-well drilling program that spans across multiple years based upon development plans in the area. We have the infrastructure in place to continue development of the unconventional coalbed methane wells, including the control of acreage through our coalbed methane concession with the Osage Tribe and ownership of the significant gathering facilities required to add  a significant number of new wells.”

2.

We note your disclosure indicating 6% of the proved undeveloped reserves as of December 31, 2014 are scheduled to be drilled more than five years after the date of the report, in 2020 as part of a “continuous capital program,” although without clarifying the percentage of reserves that would not be developed within five years of their initial disclosure. In connection with the details requested in the preceding comment, please also refer to the answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us the specific circumstances that you believe justify a period longer than five years from the initial disclosure date to develop your reserves.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to response 1 above.

3.

Based on the tabular disclosure provided on page 4, there appears to be a material change in proved undeveloped reserves compared to the disclosure of such reserves as of December 31, 2013. Under Item 1203(b) of Regulation S-K you are required to disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves that were converted to developed reserves.

Please expand your disclosure to provide both a tabulation and narrative explanation for the net changes in proved reserve quantities relating to revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed, including sufficient details to reconcile and understand the overall change in net reserves.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to the disclosure included in our Supplementary Information on Oil and Natural Gas Producing Activities beginning on page 69 of the Form 10-K.  Specifically, we refer the Staff to page 70 of the Form 10-K where the table titled “Net Proved Oil, Natural Gas and Natural Gas Liquids Reserves” discloses our total quantity of proved undeveloped reserves as of December 31, 2014 and where we disclose our total expenditures for our oil and natural gas property acquisition and development activities.

We acknowledge that our Form 10-K did not sufficiently disclose material changes in PUD reserves that occurred during the fiscal year ended December 31, 2014 as required by Item 1203(b) of Regulation S-K. We respectfully point out that the standardized measure of estimated discounted future cash flows in the table on page 71 shows a decline in value from $143,714 to $119,533 (in thousands).  The increase in

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reserve volume stems from the higher SEC gas price at year end 2014 compared to the SEC gas price at year end 2013.  Although the drop in value is due to several factors, it is worth noting that the higher PUD volumes did not materially affect the value. However, in all other respects, we believe that the above referenced disclosure complies with the requirements of Item 1203 of Regulation S-K.  Consequently, and in lieu of amending our Form 10-K, we propose to include disclosure similar to the following in the Partnership’s 2015 Form 10-K explaining material changes that occurred in our proved undeveloped reserves, including proved undeveloped reserves converted into proved developed reserves:

“As of December 31, 2015, we identified [    ] gross ([    ] net) proved undeveloped drilling locations, [    ] of which were identified and economically viable at December 31, 2014. The table below details the activity in our PUD locations from December 31, 2014 to December 31, 2015:

Net
	Gross	Net	Volume
	Locations	Locations	(mboe)
Balance, December 31, 2014
PUDs converted to PDP by drilling
PUDs removed due to performance
PUDs removed from future drilling schedule
Acquisition activity
Extension & Discovery
Revisions
Balance, December 31, 2015

Excluding acquisitions, we expect to make capital expenditures related to drilling and completion of wells of approximately $[    ] million during the year ending December 31, 2016. [    ] PUDs were removed in 2015 due to performance issues in the [    ] area. [    ] PUDs were removed from the future drilling schedule in 2015 due to [    ].”

4.

Please expand your disclosure to include the information required under Item 1203(c) of Regulation S-K, regarding “…investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.” This should include a discussion of the progress you have made during the year to convert your proved undeveloped reserves to developed and quantify the capital expenditures incurred to convert these reserves during this time.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to the disclosure included in our Supplementary Information on Oil and Natural Gas Producing Activities beginning on page 69 of the Form 10-K.  Specifically, we refer the Staff to page 70 of the Form 10-K where the table titled “Cost incurred for the period” discloses our total development costs as of December 31, 2014 and where we disclose that development costs primarily represent costs to develop proved undeveloped reserves. Additionally, our development costs were limited to oil drilling and significantly decreased mid-year due to a shift in business strategy. Previously, the focus was on exploration and development of properties but it shifted into an acquisition-based approach focusing primarily on producing developed properties to generate stable cash flows under the master limited partnership format. Due to the shift in focus, we converted nine proved developed wells into proved producing wells in 2014, or 15% of the 61 total wells scheduled to be converted from the 2013 reserve report.  Please refer to our business strategies on page 1 of the Form 10-K.

The Partnership also acknowledges that subsequent to 2014, the majority of proved undeveloped reserves have been removed due to the decline in oil and natural gas prices and the reduced capital budget from the shift in our business strategy described in the previous paragraph. The remaining proved undeveloped reserves are scheduled to be drilled within five years.

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In addition, the Partnership acknowledges its responsibility to include further disclosures in its future Form 10-Ks explanations for investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves as required by Item 1203(c) of Regulation S-K. Consequently, and in lieu of amending our Form 10-K, we propose to include disclosure similar to the following in the Partnership’s 2015 Form 10-K explaining the progress we have made during the year to convert our proved undeveloped reserves to developed and to quantify the capital expenditures incurred to convert these reserves during this time. “We converted [    ] proved developed wells into proved producing wells in 2015, or [    ]% of the [    ] total wells scheduled to be converted from the 2014 reserve report due to the shift in focus by the Partnership. Previously, the focus for capital expenditures was on exploration and development of properties, but it shifted into an acquisition-based approach focusing primarily on producing developed properties to generate stable cash flows under the master limited partnership format.”

Supplemental Information on Oil and Natural Gas Producing Activities (Unaudited), page 69

5.

We note that on page 70 you disclose $5.9 million of development costs incurred during 2014, which differs from the $18.1 of development costs incurred during 2014 as disclosed on page 72. Please tell us why these amounts differ and revise as necessary to clarify. Please also describe the reasons for any material changes in your estimated future development costs to convert proved undeveloped reserves on a per Mcfe basis, as the disclosures in Note 15 indicate these decreased from December 31, 2013, when such costs were $3.22 per Mcfe ($40,694/12,625 Mmcfe), to December 31, 2014, when they were $2.30 per Mcfe ($57,741/25,129Mmcfe).

Response: We acknowledge the Staff’s comment. The $18.1 million on page 72 reflects the estimated development costs from the 2013 SEC reserve report. The purpose of this table is to reconcile the December 31, 2013 reserve report to the December 31, 2014 reserve report. The $5.9 million on page 70 reflects the actual development costs incurred in 2014. The material change between the estimated and actual development costs in 2014 resulted from change in business strategy during 2014 as discussed in our response to comment 4 above. The focus shifted away from development drilling and therefore, actual capital expenditures were lower than the forecast capital expenditures in the 2013 reserve report. Additionally, the coalbed methane natural gas wells in our portfolio have a much lower cost/mcfe than the conventional oil wells in our portfolio. The SEC gas price used in 2014 was higher than 2013 which dictates more gas wells have commercial viability.

In order to better present development costs in the table on page 72, we propose to change the row titled “Development costs incurred during the period” to “Changes in estimated future development costs” in the 2015 Form 10-K. In addition, we propose to include disclosure similar to the following in the 2015 Form 10-K: “Development costs declined $[    ] million, or [    ]%, due to the shift in business strategy.  Previously, the focus was on exploration and development of properties, but it shifted into an acquisition-based approach focusing primarily on producing developed properties to generate stable cash flows under the master limited partnership format. Due to the shift in focus, we converted [    ] proved developed wells into proved producing wells in 2015, or [    ]% of the [    ] total wells scheduled to be converted from the 2014 reserve report.”

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Gas Reserves, Including a Reconciliation of Changes Therein, page 71

6.

We note language in Exhibit 99.1 indicating the capital costs used in the report do not include any salvage value for the lease and well equipment or the cost of abandoning the properties. However, the disclosure that you have provided in conjunction with the standardized measure on page 71 indicates your asset retirement obligations are included within future production and development costs.

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November 24, 2015

Tell us the amounts of future abandonment costs, reasons for differences between your disclosure and the third party engineer report, and your view on the materiality of any differences in such costs. If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Response: We acknowledge the Staff’s comment and acknowledge that language in Exhibit 99.1 did not sufficiently disclose that future estimated salvage values would materially offset all future estimated abandonment costs in the reserve report. The majority of our wells use rod pumps, which have a viable re-sale market that the Partnership estimates can retain future value.  The estimated future abandonment costs are relatively insignificant due to the nature of shallow wells. The Partnership estimated that future cash outflows for abandonment costs would be offset by estimated future cash inflows from the salvage value of the rod pumps. The third party engineer report does not include any adjustments for salvage value or future abandonment costs, as these costs completely offset each other within the future production and development costs.

We acknowledge the Staff’s comment and acknowledge that in conjunction with the standardized measure on page 71 of the Form 10-K, we indicated that our asset retirement obligations are included in the future production and development costs, but failed to indicate that the estimated salvage values are also included in the future production and development costs.

We do not believe there are any material differences between the Partnership’s estimated future abandonment costs and the third party engineer report.

In lieu of amending our Form 10-K, we propose to include  a more robust disclosure in the 2015 Form 10-K describing the process for estimating future abandonment costs and salvage values, and the impacts these estimates have on the reserve report and standardized measure calculations. We propose to include disclosure similar to the following in the 2015 Form 10-K: “Future estimated salvage values would materially offset all future estimated abandonment costs in the reserve report. The estimated future abandonment costs are relatively insignificant due to the nature of shallow wells. The Partnership estimated that future cash outflows for abandonment costs would be offset by estimated future cash inflows from the salvage value of the rod pumps.”

Exhibit 99.1

7.

The reserves report indicates your estimates of proved undeveloped reserves for certain locations would generate positive future net revenue but have negative present worth when discounted at 10 percent based on year-end constant prices and costs.

Please quantify for us and expand your disclosure to provide the total number of locations and net proved reserve amounts as of December 31, 2014 pursuant to FASB ASC 932-235-50-10. Also refer to Rule 4-10(a)(31)(ii) of Regulation S-X and to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and clarify the extent to which all such locations are part of a development plan that has been adopted by your management indicating these wells are scheduled to be drilled within five years of initial disclosure.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to the disclosure included in our table summarizing our inventory of proved undeveloped locations on page 5 of the Form 10-K.  We had 283 total proved undeveloped locations. Additionally, we respectfully refer the Staff to the disclosure included in our Proved Oil, Natural Gas and Natural Gas Liquids Reserves on page 4 of the Form 10-K stating that the total proved undeveloped reserves were 25.1 Bcfe. Included in this amount are 167 locations that would generate positive future net revenue but have negative present worth when discounted

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at 10 percent resulting in 14.6 Bcfe of oil and gas production. We respectfully refer the Staff to the disclosure on page 4 stating how proved undeveloped locations are recorded and the percentage of these locations that are scheduled to be drilled within five years of initial disclosure. Refer to responses 1 and 2 above for more information regarding the locations that are scheduled to be drilled more than five years from initial disclosure.

As stated above, we will expand the disclosure in our 2015 Form 10-K to describe the reasons for any development plan that exceeds five years. We propose to include disclosure similar to the following in the 2015 Form 10-K: “We had [    ] total proved undeveloped locations from development plans adopted by management. Included in this amount are [    ] locations that would generate positive future net revenue but have negative present worth when discounted at 10 percent resulting in [    ] Bcfe of oil and gas production.”

If you have any questions or comments concerning these responses, please call Kirsten A. Hink, the Chief Accounting Officer of our general partner, at (713) 783-8000 or Scott Olson at Andrews Kurth LLP at (713) 220-4764.

Sincerely,

Sanchez Production Partners LP By: Sanchez Production Partners GP LLC, its general partner

By:	/s/ Charles C. Ward
Charles C. Ward
Chief Financial Officer and Secretary